EXHIBIT 99.3

RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

For the Year Ended December 31, 2006

Suite 1540 – 800 West Pender Street, Vancouver  BC  V6C 2V6

Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com

www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A December 31, 2006

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated April 2 , 2007  includes financial information from, and should be read in conjunction with, the audited annual financial statements for the fiscal year ended December 31, 2006.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.   Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.  Please see note 14 of the audited consolidated financial statements of the Company for a reconciliation between Canadian and United States GAAP.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.  In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario.  In addition, the Company has signed agreements, subject to shareholder, board and regulatory approvals, to acquire significant land packages in Alaska, USA and Nevada, USA as described below under highlights.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the American Stock Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS

Re-organization

On December 8, 2006, the Company completed a corporate restructuring by way of plan of arrangement (“Plan of Arrangement” or “Plan”), which had the result of dividing its existing assets into three separate public companies. Following the corporate restructuring, the Company continued to hold its Ontario properties in the Red Lake area.  The Company’s Newfoundland properties were transferred into a new public company call Paragon Minerals Corporation which trades on the TSX Venture Exchange.  Each Rubicon shareholder received 1/6 of a Paragon common share for each Rubicon common share held on December 19th, 2006.  The Company transferred its approximately 39.6% shareholdings in Africo Resources Ltd. into a new company, Africo Resources Ltd. which trades on the Toronto Stock Exchange.  Each Rubicon shareholder received 0.0925 of a new Africo Resources Ltd. common share for each Rubicon common share held on December 19th, 2006.  As part of the transaction, all other holders of old Africo shares tendered their shares for new Africo Resources Ltd. common shares so that the new Africo Resources Ltd. held 100% of the old Africo Resources Ltd.  As part of the plan of arrangement, the rights of option and warrant holders were maintained through agreements by the new companies to honour their pro-rata portion of the exercise of these instruments for a pro-rata share of the exercise price.  In the case of Africo Resources Ltd., any exercise proceeds are to be returned to Rubicon.  Full details of these transactions are described in the Rubicon 2006 Management Information Circular, filed on Sedar at www.sedar.com.

McEwen/Evanachan/Lexam Explorations Inc. Land Acquisition and Financing (the “McEwen transaction”)

Subsequent to the year end, the Company entered into a letter agreement, subject to shareholder, board and regulatory approvals, with Rob McEwen, former Goldcorp Chairman and CEO, Evanachan, a private company owned by Rob McEwen and Lexam Explorations Inc. for the acquisition of two large land packages, one in Alaska and one in Nevada, combined with a private placement up to $15 million.  The Alaska properties consist of 513,000 acres surrounding the world-class Pogo Gold Mine.  The Nevada properties consist of 225,000 acres in the Long Canyon area in the northeastern part of the state.  Rubicon will issue approximately 31 million shares for the Alaska properties at a deemed price of $0.70 per share and approximately 8.5 million shares for the Nevada properties at a deemed price of $0.70 per share. In addition, Mr. McEwen will make a $10 million private placement in the Company and can assist in the placement of a further $5 million by other parties.  The financing will be done at a price of $0.70 per unit, (trading price on the agreement date).  Each unit will include one common share and one half of one warrant.  One whole warrant will be exercisable at $1.50 for one additional common share for a period of 2 years.

RUBICON MINERALS CORPORATION – MD&A December 31, 2006

If the Rubicon shareholders do not vote in favour of the agreement (greater than 50% majority) then a termination fee of 3% of the deemed investment values ($1.26 million) will be payable by Rubicon in cash or shares, at the Company’s election, to the other parties to the agreement.

Further details of the agreement are available on Sedar in news releases dated February 26, 2007 and March 1, 2007 and material change report of March 5, 2007.

Red Lake exploration

2006 Exploration Highlights - Phoenix Gold Project

The Company spent approximately $830,000 ($572,000 on direct exploration) on its 100% owned McFinley property during the fiscal year, ending December 31, 2006.

During the third quarter of 2006, the Company completed a surface trenching program on the property.  The purpose of the trenching was to follow up on the Phoenix Zone and CARZ zone gold mineralization observed in drilling during 2005.  The trenching program successfully exposed the surface extension of the CARZ zone mineralization.  Based on this trenching program, it is clear that the mineralization in this zone is structurally complex, with numerous folds and faults controlling the distribution of the gold.  Significant channel samples from this program include:

•

7.08 g/t gold over 3.90 metres

•

5.04 g/t gold over 4.30 metres

•

2.62 g/t gold over 5.80 metres

•

4.24 g/t gold over 2.20 metres

During Q4 of 2006, the Company completed an 11 hole, 1490 metre diamond drill program.  The program was designed to test for the extension of the Phoenix Zone, both along strike and at depth.  Significant intercepts from this program include:

•

1.99 g/t gold over 12.73 metres (incl. 17.60 g/t over 1.00 metre)  (PZ-98)

•

2.54 g/t gold over 4.99 metres (incl. 6.48 g/t over 1.01 metre)  (PZ-99)

•

1.60 g/t gold over 18.57 metres (PZ-100)

•

10.98 g/t gold over 1.29 metres (PZ-102)

•

3.38 g/t gold over 3.64 metres (PZ-103)

•

11.15 g/t gold over 1.52 metres (PZ-108)

The Company reported that, based on 67 significant drill intercepts from the Phoenix Zone to date (greater than 5g/t gold over a minimum of 0.3 metres), the weighted average gold grade for the zone is 10.66g/t gold over 2.0 metres (estimated to be approximately 80% of true thickness).

The 2006 exploration work was supervised by Terry Bursey, P.Geo., the Qualified Persons on the Phoenix Gold Project under the definition of NI 43-101.  All assays were conducted on sawn NQ2-sized half core sections.  Historical assays by ALS Chemex Labs and current program assays by Accurassay Laboratories using the metallic screen fire assay procedure or fire assay gravimetric finish. Standards and blanks were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd.   Please see the Company’s press releases dated January 8, 2007 and the Company’s website for additional details.

The Company plans to continue exploration on the project during 2007.  Exploration will focus on expanding the current limits of mineralization and to investigate potential for development of multiple gold zones similar to those found at Goldcorp’s high-grade zone.

RUBICON MINERALS CORPORATION – MD&A December 31, 2006

Other Red Lake properties – 2006 developments

The Company spent approximately $1.3 million in exploration on other Red Lake properties, which was primarily funded by partners who optioned into the Company’s properties.

DMC Property

In November, 2005, the Company signed an option agreement on its DMC property whereby Agnico-Eagle Mines Ltd. has the option to acquire a 51% interest in the property by spending $2.25 million in exploration costs over a three year period, including a firm commitment to spend $500,000 in exploration in the first year of the agreement (completed).  Agnico-Eagle Mines Ltd. is required to make cash payments totaling $110,000 including a $25,000 firm commitment in the first year (completed).  Upon vesting, Agnico Eagle will have a further option to increase its interest up to 65%.

 During 2006, Agnico funded a 3832 metres drill program on the DMC property and incurred a total of $676,893 in exploration expenditures.  The program identified a permissive gold bearing environment on the project.  Angico is required to spend a further $575,000 prior to January 2008 to maintain its option on the property.  In February 2007, Agnico funded a Phase I (1500 metres) drill program on the property (completed March, 2007, assays pending).

Red Lake North Property

During 2006 Solitaire incurred $383,968 in exploration expenditures, which included a 1605 metres drill program in the north-eastern portion of the property to test for higher grade gold zones down-dip of the Main Discovery Zone (MDZ) located on the adjacent Planet Property. The style of mineralization reported on the adjacent property is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth (analogous with the world famous Hemlo deposit).  Continuation of the drill program is scheduled to resume in the Spring of 2007.

Adams Lake Property

The Company considers the project to be strategically located in the camp.  Exploration plans for 2007 to advance the property will be reviewed subsequent to the closing of the pending McEwen transaction.

McCuaig JV Property

The property was on care and maintenance during 2006.  The Joint venture has subsequently approved a $200,000 drill program (1200 metres) which was completed during March 2007 (assays pending). The property lies strategically located adjacent to a new discovery on the property immediately to the east by Gold Eagle.  It should not be inferred that any positive exploration results like those achieved by Gold Eagle will be found on the Company’s property.

Humlin Property

The Company has optioned a 55% interest in 19 unpatented mining claims (216 units) known as the Humlin Project located in Fairlie Township to Solitaire Minerals Corporation (“Solitaire”). Under terms of the Letter Agreement dated April 18, 2006 (Effective Date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 over 4 years, make a an initial cash payment of $5000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold, including the underlying Hammell Agreement.

During the first year of the agreement exploration expenditures in the amount of $250,000 are a firm and binding commitment.  A 2007 winter drill program consisting of 1500 metres was planned and carried out in early 2007 (no significant assays).

RUBICON MINERALS CORPORATION – MD&A December 31, 2006

East Bay Property

The Company has acquired (as of January 30, 2007) 100% interest in 25 unpatented mining claims (44 units: Herbert Option and Seargeant Option).  During 2004 Wolfden Resources Ltd., as operator, funded a $0.6 million drilling exploration program on the East Bay West where anomalous gold up to 8.75 g/t over 0.54 metres was returned along with thick intervals of anomalous gold of 0.59 g/t over 40.5 metres and 0.74 g/t over 28.2 metres.  Wolfden subsequently elected not to continue with its option on this project.

The Company believes that the property has the potential to host the down dip extension of the adjacent East Bay zones that are actively being explored by Placer/Wolfden and future follow up drilling in the area is warranted especially considering the close proximity to the adjacent Placer-Wolfden GAZ gold zone on which an inferred resource of 326,407 ounces of gold was announced by Wolfden in February 2005 by Wolfen Resources Inc. (source: SEDAR).  It should not be inferred that any positive exploration results like those achieved by Placer/Wolfden will be found on the Company’s property.

Future Exploration Plans

A total of approximately1500m of drilling on the CARZ Zone and adjacent targets, part of the 100% controlled McFinley Project, was completed prior to the end of 2006. On January 29th, following an interpretation of all results to date, the Company concluded that it considered that results to date along with newly-identified targets justified program expansion to include a 3,500 metre drill program at the McFinley Project (which was renamed in this release as the Phoenix Gold Project to reflect the growing importance of this new zone to the Company) in addition to previously announced partner-funded drilling elsewhere in the camp. The Company also announced that it was evaluating the potential to dewater existing mine workings to allow it to consider underground-based exploration of high priority target areas. The Company has begun the process of evaluating the costs and permitting requirements associated with this program, based on which it will assess whether to proceed. In any event, the Company reaffirmed its intention to aggressively explore the project’s potential in 2007.

On February 26, 2007, the Company announced its intention to enter into an agreement (the “McEwen Agreement”), subject to required board, regulatory and shareholder approvals, with certain companies controlled by Rob McEwen or in which Mr. McEwen is a major shareholder. This agreement, when closed, contemplates a $5 million exploration budget in Red Lake before May, 2008. In the event the proposed agreement is approved, it is anticipated that the Phoenix Gold project will be further expanded, along with the possible drilling of additional priority targets in the camp controlled by the Company. As part of the McEwen Agreement, if approved, the Company will acquire large land positions in the Pogo district of Alaska and northeastern Nevada on which it will spend $2.5million and $0.5 million, respectively during the first year of the agreement.

English Royalty Division

During 2003, the Company acquired the rights to cash and share option payments and contractual interests in an initial portfolio of 63 mineral interests, mainly in the Red Lake district of Ontario, from prospector Perry English, in exchange for $500,000 and 250,000 of the Company’s shares (the initial portfolio included 14 mineral properties that were under option to the Company).  The Company continues to engage Mr. English to acquire additional mineral properties of merit for optioning to third parties.

During 2006, the Company entered into 16 new property agreements and spent $109,000 on acquisition and maintenance costs and recovered $490,000 in cash and shares.

Newfoundland Properties

As previously noted, all of the company’s Newfoundland properties were transferred to Paragon Mineral Corporation as part of the Plan of Arrangement.  During 2006 the Company spent $2.5 million on acquisition and exploration on these properties, including $1.5 million on exploration funded by partners. Further information on these former properties is found in our Annual Information Form, on file at Sedar at www.sedar.com.

RUBICON MINERALS CORPORATION – MD&A December 31, 2006

Investments

Africo Resources Ltd.

As part of the Plan of Arrangement a new company was incorporated to hold all of the shares of Africo Resources Ltd.  This company acquired the name Africo Resources Ltd. from its new subsidiary and the old Africo adopted a new name.  At the effective date of the Plan of Arrangement, Rubicon owned 39.6% of the old Africo Resources Ltd. at a cost of $7.6 million or $0.92 per Africo share.  Pursuant to the Plan, the old Africo shares were effectively swapped one for one for shares of the new TSX listed corporation, and the new shares were distributed to Rubicon shareholders.  Africo withheld 643,000 of the new Africo shares to satisfy the exercise of pre-arrangement options and warrants of Rubicon.  All proceeds of such exercises must be returned to Rubicon.

Investment in Toquima Minerals Corporation (64.2% owned subsidiary at July 13, 2006)

Toquima Plan of Arrangement

On July 13, 2006, Toquima closed its plan of arrangement whereby all of the Company’s shares of Toquima Minerals Corp. were acquired by Carlin Gold Corp. (“Carlin”).  Consideration to Rubicon consisted of 4.3 million shares of Carlin (approximately 13% of the outstanding Carlin shares after the arrangement) and 3.5 million shares (24%) of Constantine Metal Resources Ltd. (“Constantine”).  These shares were deposited into escrow to be released over a 3 year period.  Subsequent to the year end, Rubicon transferred 400,000 shares to Garfield MacVeigh, upon his stepping down as Chairman of the Board of Rubicon. This reduced Rubicon’s interest in Constantine to 21%.

As part of the arrangement, Constantine took ownership of the Palmer, Alaska property and Carlin Gold Corp took ownership of the Toquima’s Nevada properties.

As a result of these transactions, Rubicon has significant ownership of two companies in both Nevada and Alaska which complement its new focus in these jurisdictions post the contemplated McEwen transaction.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com .

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

SELECTED ANNUAL INFORMATION (based on Canadian GAAP)

Fiscal Year ended	2006	2005	2004
Interest and miscellaneous income	$355,300	$82,232	$150,018
Gain on sale of investments	$128,880	$76,765	$694,769
Net loss	$3,787,920	$3,644,284	$4,082,836
Basic and diluted net loss per share	$0.05	$0.06	$0.08
Total assets	$31,885,579	$33,320,369	$30,319,662
Total long-term financial liabilities (Non-controlling interest and stock compensation)	$Nil	$407,479	$474,340
Cash dividends	Nil	Nil	Nil

The major factors that caused significant variations in net loss were the recording of stock-based compensation when stocks options were granted, the write-down of properties based on a periodic review of such properties, gains on sales of investments and tax recoveries recorded on the renunciation of exploration expenditures to flow-through share holders.  The flow-through share tax recovery was recorded for the first time in 2005 due to pronouncement EIC-146 issued by the CICA in 2004 and adopted by the Company in 2005.  None of these factors have identifiable trends. In 2006 the plan of arrangement increased administrative expenses considerably.

RUBICON MINERALS CORPORATION – MD&A December 31, 2006

OPERATING RESULTS

Fiscal year ended December 31, 2006 compared to Fiscal year ended December 31, 2005

For the fiscal year 2006, the Company incurred a net loss of 3.8 million ($0.05 per share) compared to a net loss of $3.6 million ($0.08 per share) incurred in fiscal year 2005, an increase in net loss of $140,000.

The increase was the net effect of some items increase and some decreasing.  Significant items making up this change were as follows:

•

Investor relations expense increased by $96,000 due, for the most part, to the printing and mailing costs, to all shareholders, of the 500 page management information circular.  The circular included a detailed description of the proposed plan of arrangement.

•

Salary expense was higher by $155,000 due to a combination of bonus accruals at year end, salary increases in some cases and staff increases in accounting.

•

Stock based compensation was down by $463,000 as only two option grants were made in the year.

•

Re-organization costs represent the costs associated with the plan of arrangement, (mostly legal) the planning for which carried on through much of the year.

•

Property write-offs were down by $1.5 million as several properties were dropped in the prior year, whereas only the Berg, Newfoundland property was dropped in 2006.

•

Interest income was up by $273,000 over the prior year due to interest earned on money received in the 10.6 million (net) financing of April 2006.

•

Option receipts and administration fees in excess of property costs were up by $329,000 and represent amounts received from optionees of the Company’s properties, in excess of costs incurred to date by Rubicon.

•

Gain on sale of investments was up by $194,000.  In the current year this represented sale of junior mining stocks received from optionees of the Company’s properties including ERD properties and also a gain of $142,000 on shares received pursuant to the Toquima plan of arrangement.

•

Debt settlements in the prior year were in regard to costs incurred by Toquima Minerals in its failed IPO.

•

The increase in loss on equity investments of $1.05 million is mostly the result of increased losses recorded by Africo Resources Ltd. and revisions to prior year estimates.  The Company’s investment in Africo was distributed to its shareholders under the Plan of Arrangement in December.  $90,000 of the equity loss represents the Company’s interest in the losses of Constantine Metal Resources Ltd. since July of 2006, in which the Company has held a 24% during the year.

•

Current income tax expense of $152,000 represents taxes owing in the Company’s subsidiary, for profits on mineral property option receipts.

•

The non-cash, future income tax recovery item reflects the reinstatement of unrecorded prior tax loss benefits, due to the renunciation of flow-through share expenditures.  This generally is a reflection of the amount of flow share financings completed in the prior year.

Fiscal year ended December 31, 2005 compared to Fiscal year ended December 31, 2004

For the fiscal year 2005, the Company incurred a net loss of $3.6 million ($0.06 per share) compared to a net loss of $4.1 million ($0.07 per share) incurred in fiscal year 2004, a decrease in net loss of $.5 million.

RUBICON MINERALS CORPORATION – MD&A December 31, 2006

Significant items making up this decrease were as follows:

•

Investor relations expense increased by $140,000 due to a combination of the engagement of Renmark Financial for investor relations services, salary increases for the Vice President Investor Relations and increased travel and conference costs.

•

Salary expense was higher by $100,000 due to a combination of a payment, pursuant to a settlement agreement, to Michael Gray, the former Vice-President Exploration, new director’s fees for independent directors and hiring fees for the new CFO and accountant.

•

Stock based compensation was down by 300,000 due to lower fair values and later vesting in current agreements.

•

Re-organization costs represent the costs associated with the planned split up of the company as discussed below under re-organization.

•

Property write-offs were unchanged.

•

Option receipts and administration fees in excess of property costs represent amounts received from optionees of the Company’s properties, in excess of costs incurred to date by Rubicon.

•

Gain on sale of investments was down by $18,000.  In the current year this represented sale of junior mining stocks received from optionees of the Companies properties including ERD properties.  In the prior year the gain was from the sale of Africo shares only.

•

Gain on settlement of debt of $101,000 was a consequence of a reduction of legal fees charged to the subsidiary, Toquima Minerals Corp. for its IPO that was not completed.

•

Increase in loss on equity investment of $263,000 represents the Company’s percent interest in the estimated losses of Africo Resources Ltd.

•

The $1million, non-cash, future income tax recovery item recorded in 2005 reflects the reinstatement of unrecorded prior tax loss benefits, due to the renunciation, in February 2005, of flow-through share expenditures.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2006 Fourth	2006 Third	2006 Second	2006 First	2005 Fourth	2005 Third	2005 Second	2005 First
	$	$	$	$	$	$	$	$
Interest and miscellaneous income	90,265	130,740	114,689	19,567	26,202	6,637	14,977	34,416
Gain (loss) on sale of investments	(35,525)	135,929	-	99,589	(20,592)	(19,077)	-	116,434
Net loss	354,376	1,216,314	1,479,280	306,471	1,916,339	770,820	657,611	299,464
Basic and fully diluted net loss per share	.01	0.02	0.02	0.01	0.03	0.01	0.01	0.01

Prior to the 2006 fourth quarter, significant losses were accrued from Rubicon’s equity interest in Africo Resources Ltd.  These losses ceased to accrue upon the distribution of that investment to the Company’s shareholders, early in the fourth quarter.  As noted under Selected Annual information, other factors causing significant variations included the recording of stock based compensation and the write-off of abandoned mineral properties.  None of these factors have identifiable trends.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources – Fiscal year ended December 31, 2006

The Company had working capital of $11.5 million as at December 31, 2006 compared to $3.24 million as at December 31, 2005.

On April 12, 2006, the Company closed a brokered private placement for 7,640,560 common shares at $1.48 per share for proceeds of $10.6 million net of a 6% commission to the underwriters. Proceeds of the financing have been and continue to be used to fund ongoing exploration on the Company’s Red Lake properties, costs associated with the plan of arrangement and general working capital.

RUBICON MINERALS CORPORATION – MD&A December 31, 2006

In addition, during the period, the Company issued 2.1 million common shares from the exercise of warrants and agents compensation options for cash proceeds of $1.8 million and issued 760,000 common shares from the exercise of options for cash proceeds of $1.1 million.

Other sources of funds included recovery of exploration costs and administration fees from optionees of the Company’s properties and option receipts - $3.1 million and the sale of junior mining stocks that the Company had received as option payments for proceeds of $755,000.

The Company currently has sufficient funds to meet its working capital requirements and other requirements for the next 24 months.

In February 2007, the Company announced that it had entered into an agreement with Rob McEwen and associated companies to issue approximately 31.4 million units at $0.70 per unit (one common share and ½ of one share purchase warrant) for gross proceeds of approximately $15 million (see note 15 to the financial statements)), subject to due diligence and regulatory and other approvals.  When this financing closes, the Company expects to have approximately $25 million in its treasury.

Other future sources of capital include the Africo option/warrant obligation.  Under this term of the Plan of Arrangement, Africo has held back from distribution to Rubicon shareholders approximately 625,000 shares of its capital for the exercise of Africo Plan of Arrangement options and warrants outstanding at the completion of the plan of arrangement.  Pursuant to the Plan, proceeds from these exercises will be returned to Rubicon.  If all options and warrants were exercised, Rubicon would receive approximately $2.29 million.  Where options or warrants are forfeited or allowed to expire, Rubicon may exercise them for Africo shares at no cost.  The exercise of these instruments, by their holders, or the value of Africo shares received is dependent upon future Africo share prices and in the case of warrants, Rubicon and Paragon share prices.  There can be no assurance that the current valuation of this asset will eventually be received.

Liquidity and Capital Resources – Fiscal year ended December 31, 2005

The Company had working capital of $3.2 million as at December 31, 2005 compared to $6.4 million as at December 31, 2004.

During fiscal year 2005, the Company issued 10,232,000 common shares raising $6.5 million (net of cash costs of $.9 million), issued 482,493 common shares from the exercise of warrants for cash proceeds of $0.6 million and issued 300,000 common shares from the exercise of options for cash proceeds of $0.3 million for total net cash proceeds of $7.3 million.

Included in the above are 1 million flow-through shares issued for gross proceeds of $1.4 million.  All these funds were restricted to expenditures on exploration.  At December 31, 2005, the amount of $112,500 remained restricted for this purpose.

Other sources of funds included recovery of exploration costs and administration fees from optionees of the Company’s properties and option payments - $1.8 million and the sale of junior mining stocks that the Company had received as option payments - $504,000.

On March 29, 2006, the Company announced that it had entered into an agreement with underwriters to issue 6.8 million common shares at $1.48 per share on a bought deal basis for gross proceeds of approximately $10 million (Note 14(f)), subject to regulatory approvals.  When this financing closes, the Company will have sufficient funds to meet its working capital requirements for the next 12 months and to continue exploring its properties, further invest in Africo Resources and fund the re-organization of the Company as discussed below.

Investing Activities – Fiscal year ended December 31, 2006

For the fiscal year 2006, the Company spent $4.7 million on mineral property acquisition and exploration.  Of that amount the Company recovered $2.4 million of exploration expenditures and option payments from optionees of the Company’s properties.  In addition, the Company issued 101,000 common shares valued at $130,000 as option payments to vendors.

The Company invested an additional $871,000 to acquire common shares in Africo to bring its equity percent interest in Africo to 39.6%, immediately before the distribution of this investment under the Plan of Arrangement.

RUBICON MINERALS CORPORATION – MD&A December 31, 2006

Investing Activities – Fiscal year ended December 31, 2005

For the fiscal year 2005, the Company spent $6.7 million on mineral property acquisition and exploration.  Of that amount the Company recovered $1.4 million of exploration expenditures and option payment from optionees of the Company’s properties.  In addition, the Company issued 159,000 common shares valued at $152,000 and paid $.5 million cash both as option payments to vendors.

The Company invested an additional $4.0 million to acquire common shares in Africo to maintain its equity percent interest in Africo at close to 38%.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 11 of the consolidated financial statements of the Company.

TRANSACTIONS WITH RELATED PARTIES

Paragon Minerals Corp.

Paragon Minerals Corporation is the spin-off company that acquired Rubicon’s Newfoundland mineral properties under the plan of arrangement.  Paragon shares offices and office expenses with Rubicon and at year end had two common directors and shared the CFO, Robert Lewis and office support staff.  In addition, the CEO of Paragon, Michael Vande Guchte, provides management services to Rubicon on a part time basis.  Transactions in 2006 and outstanding balances with Paragon included the following:

(a)

As at December 31, 2006, amounts due from Paragon included $23,400 for shared and reimbursable costs, $150,000 for the Paragon’s share of the costs incurred on the Rubicon Plan of Arrangement and $68,540 for refundable staking security deposits posted by Rubicon on Paragon’s properties.  As at December 31, 2006, the Paragon owed the Company $252,350 (paid).  This balance is included in amounts receivable.

(b)

Rubicon Plan of Arrangement

Rubicon transferred mineral properties with a book value of $6.9 million and office equipment with a book value of $16,000 to Paragon pursuant to the plan of arrangement.  In addition, Paragon became obligated to honour a pro-rata share of each pre-plan option and warrant.

(c)

NRD Agreement

Pursuant to an agreement with Paragon, the Company agreed to transfer to Paragon, the following proceeds from the optioning of certain mineral property interests in Newfoundland, where the optionees elect to continue the options:

125,000 shares of Ucore Uranium Inc. over 2 years (issued in escrow); and

15,000 shares of Landmark Minerals Inc. due as option payments on 2 other properties.

These assets and liabilities will be recorded upon the release of the escrow shares and the payment of the option payments.

Legal services

David Reid is a director of the Company and a partner at the law firm Davis & Company.  For the fiscal year ended December 31, 2006, Davis & Company invoiced the Company $850,890 of which, Paragon reimbursed $150,000.  Significant events requiring legal services during the year included the $11.3 million financing closed in April, the July Toquima plan of arrangement and the December Rubicon plan of arrangement.  At year end, $10,000 remained outstanding for accrued legal fees to Davis and Company

RUBICON MINERALS CORPORATION – MD&A December 31, 2006

Equity Investments

As equity accounted investments, the old Africo Resources Ltd. and Constantine Metal Resources Ltd. are considered related parties.

Africo reimbursed the Company $93,000 for administrative service costs and feasibility costs.  Africo was also advanced $700,000 during the course of the year, 250,000 without interest and 450,000 at prime + 2% interest.  Part of the advances had share conversion provisions.  All advances with interest were repaid by the new Africo, following the new Africo financing completed as part of the plan of arrangement.

Garfield MacVeigh, Chairman of the Board of Rubicon throughout 2006, become CEO of Constantine Metal Resources upon completion of the Toquima Plan of Arrangement.  In addition, Constantine is an equity investment of the Company.  During the year, Rubicon invoiced Constantine $50,000 for reimbursement of the payroll costs of Mr. MacVeigh for the periods when he was working for Constantine.  During March of 2007, Mr. MacVeigh stepped down as Chairman of Rubicon.

See note 4, “Related Party Transactions”, in the consolidated financial statements for additional information on related party transactions with the Company for 2006.

FOURTH QUARTER

The Company incurred a net loss of $354,000 for the quarter ended December 31, 2006 compared to a loss of $1.7 million in the comparative quarter.  The last quarter of 2005 had unusually high write-offs of mineral property costs.

Unusual events and costs incurred in the current fourth quarter included completion of the Plan of Arrangement at a cost of $176,000 for the quarter, completion of a review and documentation of internal control over financial reporting at a cost of $46,000 and accrual of administration bonus’s for 2005 and 2006 of $217,000.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in Note 3 of the consolidated financial statements for the year ended December 31, 2006.  The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are based on past experience, industry trends and known commitments and events.  By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant.  Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs.  Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value.  Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property.  The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Under US GAAP, all exploration costs are expensed.

RUBICON MINERALS CORPORATION – MD&A December 31, 2006

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants.  Under this method, the fair value of stock options is calculated at the date of grant or vesting and is expensed or recorded as share issue costs over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted.  This model is subject to various assumptions.  The assumptions the Company makes will likely change from time to time.  At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

Flow-through share renunciations, CICA Emerging Issues Committee - 146

The Company follows the CICA Emerging Issues Committee recommendations for accounting for renunciation of flow-through shares. Upon the renunciation of flow-through shares, a future income tax liability is recognized and shareholder equity is reduced.  In the case where the company has written-down future tax assets arising from loss carryforwards or deductible temporary differences, then those write-downs are reversed in the amount of the future tax liability arising from the renunciation.  The credit side of the entry is recorded on the income statement.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Comprehensive Income, CICA Handbook Section 1530

Effective January 1, 2007 the Company will adopt section 1530 which introduces new standards for reporting and display of comprehensive income.  Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective January 1, 2007, the Company will adopt new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective January 1, 2007, the Company will adopt new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

None of the above new accounting standards are expected to have a significant impact on the Company’s business or financial statements.

RUBICON MINERALS CORPORATION – MD&A December 31, 2006

DISCLOSURE OF OUTSTANDING SHARE DATA

As at March 30, 2006, the Company had the following common shares, stock options, warrants and agent warrants outstanding:

Common shares	77,264,505
Stock options	4,397,624
Warrants	2,498,057
Agent's options for units (1)	36,395
Warrants embedded in agent’s options (1)	18,198
Fully diluted shares outstanding	84,214,779

 (1) Agents options include 1 common share and 1/2 share purchase warrant

DISCLOSURE CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on their evaluation, that they were effective as of December 31, 2006 to provide reasonable assurance that all material information relating to the Company and its consolidated subsidiary will be made known to management and disclosed in accordance with applicable securities regulations.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2006, the Company's internal control over financial reporting was effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the  Company's  internal  control over  financial reporting  during  the year  ended  December  31,  2006,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

RUBICON MINERALS CORPORATION – MD&A December 31, 2006

CAUTIONARY NOTICES

The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2006 and this accompanying MD&A contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements in this document include statements regarding: the Company’s proposed financings and land acquisitions;  the Company’s expectations regarding drilling and exploration activities on properties in which the Company has an interest; the Company’s expectations regarding the amount and adequacy of its cash reserves in future periods; and the Company’s expectations regarding the amount of expenses in future periods .  There can be no assurance that such statements will prove to be accurate.  Actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates.  Important factors that could cause actual results to differ materially from the Company’s expectations include among others, risks that legal or regulatory bodies may not accept the Company’s proposals or applications; risks that other individuals or corporations whose continued support or co-operation is required may withdraw same; risks related to fluctuations in mineral prices; uncertainties related to raising sufficient financing to fund planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the Company’s operations; risks of political instability in foreign countries containing the Company’s projects including the variability of foreign country ownership and mining laws; and other risks and uncertainties discussed under the heading “Risk Factors” and elsewhere in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian, United States and other securities regulators.  Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Work on the Red Lake projects described in this MD&A was carried out or reviewed under the supervision of Terry Bursey, B.Sc. Hons., P.Geol., a Qualified Person as defined under NI 43-101.